UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60355 /July 21, 2009

ADMINISTRATIVE PROCEEDING
File No.  3-13516

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In the Matter of                                        :
                                                        :
TOLTEC REAL ESTATE CORP.,              :        ORDER MAKING FINDINGS AND
TONG AH GLOBAL VENTURES CORP., :        REVOKING REGISTRATIONS BY
TOTALAXCESS.COM, INC.,                   :        DEFAULT
TOUCH TONE AMERICA, INC.,             :
TOUR CFG, INC.,                                    :
TRADEQWEST, INC.,                              :
TRITEAL CORP., and                             :
TROJAN TRANSITION CORP.                :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on June 11, 2009, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act), alleging that Respondents violated Section 13(a) of the Exchange Act and
Exchange Act Rules 13a-1 and 13a-13.  All Respondents were served with the OIP by June 17,
2009.  See 17 C.F.R. § 201.141(a)(2)(ii).  All Respondents are in default because no Respondent
has filed an Answer, appeared at the telephonic prehearing conference on July 16, 2009, or
otherwise defended the proceeding.  See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).  I find the
allegations in the OIP to be true as to each Respondent.  See 17 C.F.R. §§ 155(a).

**Respondents**

        Toltec Real Estate Corp. (Toltec), Central Index Key (CIK) No. 92522, is a void
Delaware corporation located in Eloy, Arizona, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g).  Toltec is delinquent in its periodic filings
with the Commission, having not filed any periodic reports since it filed a Form 10-K for the
period ended May 31, 1998.  On June 19, 1998, Toltec filed a Chapter 11 petition in the U.S.
Bankruptcy Court for the District of Arizona, a reorganization plan was confirmed on February
8, 1999, and the case was terminated on November 7, 2006.

        Tong Ah Global Ventures Corp. (Tong Ah), CIK No. 1103582, is a void Delaware
corporation located in Vista, California, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g).  Tong Ah is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period
ended June 30, 2001.

TotalAxcess.com, Inc. (TotalAxcess), CIK No. 828956, is a void Delaware corporation located in Oakland, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TotalAxcess is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 2001, which reported a net loss of over $3.1 million for the prior nine months. On January 22, 2004, TotalAxcess filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on May 5, 2005. As of June 8, 2009, TotalAxcess's stock (symbol TXCS) was traded on the over-the-counter markets.

Touch Tone America, Inc. (Touch Tone), CIK No. 945364, is a suspended California corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Touch Tone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1997, which reported a net loss of over $1.8 million for the prior six months.

Tour CFG, Inc. (Tour CFG), CIK No. 730626, is a void Delaware corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tour CFG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997, which reported a net loss of $3.75 million for the prior nine months. On March 3, 1998, Tour CFG filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, and the case was terminated on September 24, 1998. As of June 8, 2009, Tour CFG's stock (symbol TOUR) was traded on the over-the-counter markets.

TradeQwest, Inc. (TradeQwest), CIK No. 1101508, is a void Delaware corporation located in Inglewood, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TradeQwest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $7,700 for the prior three months.

TriTeal Corp. (TriTeal), CIK No. 1000925, is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TriTeal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of over $8 million for the prior six months. On April 2, 1999, TriTeal filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, and the case was terminated on December 29, 2004.

Trojan Transition Corp. (Trojan), CIK No. 1112867, is a suspended California corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trojan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $2,358 since its inception on February 17, 2000.

## Delinquent Periodic Flings

All Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.  Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Exchange Act Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

## Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Toltec Real Estate Corp., Tong Ah Global Ventures Corp., TotalAxcess.com, Inc., Touch Tone America, Inc., Tour CFG, Inc., TradeQwest, Inc., TriTeal Corp., and Trojan Transition Corp. are revoked.

Brenda P. Murray
Chief Administrative Law Judge